Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to Chile’s Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

REPUBLIC OF CHILE

The COVID-19 pandemic

On February 11, 2022, Law No. 21,423 was published in the Official Gazette, which regulates the repayment of debt incurred by certain vulnerable people during the COVID-19 pandemic in connection with healthcare, gas and electricity services. It establishes that such debt incurred between March 18, 2020 and December 31, 2021 will be repaid in 48 monthly installments, without interests or readjustment, and covered with government subsidies. The beneficiaries will be identified based on the average consumption of electricity or water (i.e., no more than 15m3 of drinking water per month or 250 kilowatt-hours per month).

Currently, the government maintains the vaccination program that started on February 3, 2021, with defined weekly calendars for specific groups that meet the criteria indicated by the Ministry of Health. As of January 10, 2022, the government began to vaccinate the population with an additional or second “booster” dose. As of February 21, 2022, 17,118,160 people have been fully vaccinated in Chile (excluding the “booster” dose), of which 574,188 people have been vaccinated with a single dose vaccine, 17,142,617 have received the first of two doses, 16,543,972 people have received both doses, 12,778,963 people have received the additional “booster” dose and 727,497 people have received the “second booster” dose.

The government maintains a “step-by-step” gradual lockdown relief program. Depending on the results of health and safety guidelines and criteria, the government may allow each district or region to gradually advance to the full re-opening stage or go back to a previous restricted stage. As of January 1, 2022, the government announced that a booster dose will be required for granting mobility passes to persons over the age of 18.

As of February 20, 2022, no district in Chile is under quarantine and the stringency index (a composite measure based on nine response indicators including school closures, workplace closures, and travel bans) stood at 30.09.

As of February 21, 2022, 2,876,455 COVID-19 infections had been recorded in Chile, of which 131,408 were active as of such date, with 23,254 new cases recorded on February 21, 2022, and 41,491 total deaths.

Pension Funds and the Chilean Pension System

According to information provided by the pension fund industry, as of February 11, 2022, the total amount that pension fund account holders have redeemed pursuant to the three withdrawals permitted in connection with the COVID-19 pandemic was approximately U.S.$50.4 billion, plus one withdrawal from life annuities (rentas vitalicias) from life insurance companies, amounting to U.S.$1 billion as of September 9, 2021 (latest available date). For more information on the first, second and third withdrawals, see “Monetary and Financial System — Pension Funds and the Chilean Pension System” in the Annual Report.

The Chilean Constitution and Government

On February 1, 2022, Congress approved a new 15-day extension of the Constitutional State of Emergency in the provinces of Biobío, Arauco, Malleco and Cautín, due to the continuation of acts of violence and terrorism in these regions. This constitutes the eighth extension of this measure, which has been in effect since October 13, 2021. See “Recent Developments — The Chilean Constitution and Government” in amendment No. 8 to the Annual Report on Form 18 K/A filed with the SEC on December 7, 2021.

In addition, on February 16, 2022, the President of the Republic declared a Constitutional State of Emergency in the provinces of Arica, Parinacota, Tamarugal and Loa, in order to allow the armed forces to work together with the police to control illegal immigration. This measure is planned to be in effect for 15 days and may be renewed for an equal period. In accordance with the Chilean Constitution, the approval of Congress is required for more than three extensions.

On February 16, 2022, the Constitutional Convention in charge of drafting the Chilean Constitution, approved in general terms, 14 articles that will be subject to a specific vote and may be included in the final Constitution draft. Among the matters that were approved are the legal pluralism, which may derive in the creation of special courts for indigenous people, the independence of the judicial power and free access to the Chilean judicial system.

Banking Regulation

On January 27, 2022, the Central Bank of Chile announced its incorporation into the Latin American Reserve Fund as an Associated Central Bank. The objective of this measure is to contribute to the strengthening of the regional financial support network, which seeks to broaden the possibilities of access to lines of credit that complement the liquidity of reserves, as well as to promote the exchange of relevant technical information on matters related to reserves management.

On January 31, 2022, the Financial Market Commission (“CMF”) began a public consultation process, which is open until February 25, 2022. The consultation process is about two regulatory proposals that would regulate the registration process and the ongoing reporting obligations to be submitted by a number of entities supervised by the CMF. One of the proposals applies to the registration and reporting process for entities applying for registration in the following registers: Special Register of Reporting Entities, Register of Foreign Securities and Register of Foreign Reinsurance Brokers. The second regulatory proposal applies to entities registered, or to be registered, in the Securities Register and aims to define the criteria that allows certain publicly traded companies to be exempted from continuous disclosure obligations.

Taxation

On February 4, 2022, Law No. 21,420 was published in the Official Gazette, which reduces or eliminates certain tax exemptions, in order to increase tax collections, which are expected to fund over time the Universal Guaranteed Pension Law (Ley de Pensión Garantizada Universal or “PGU”). See “Recent Developments — Pension Funds and the Chilean Pension System” in amendment No. 8 to the Annual Report on Form 18 K/A filed with the SEC on December 7, 2021. The main tax measures established by Law No. 21,420 include the following:

•	Capital gains tax on the sale of shares and other financial instruments with stock market presence (i.e., active trading): the Income Tax Law currently considers certain capital gains arising from the sale of shares and other financial instruments with “stock market presence” (active trading) non-taxable income. Law No.21,420 will tax, with a 10% single tax, the capital gains obtained in the sale of shares and other financial instruments that trade in stock markets. However, capital gains obtained by institutional investors, domiciled in Chile or abroad, will continue to be exempt according to this provision. Law No. 21,420 provides that this 10% single tax would apply to capital gains arising from sales made after six months from the first day of the month following the publication of the law in the Official Gazette. Taxpayers domiciled or resident in Chile are temporarily granted with the option to consider as acquisition cost of the aforementioned values their official closing price as of December 31, 2021. This option is not granted to taxpayers domiciled or resident abroad.

•	Elimination of special credit for construction companies: currently, construction companies are entitled to deduct from the amount of their Monthly Income Tax Provisional Payments (Pagos Provisionales Mensuales) a 65% of the value added tax (“VAT”) debit on the sale of certain real estate for residential purposes with a value of up to US$76,000. Law No. 21,420 gradually eliminates such special credit from January 1, 2023 through January 1, 2025.

•	Elimination of certain tax benefits for “economic properties” owned by individuals: currently, Decree with Force of Law (DFL) No. 2 of 1959 considers income arising from the leasing or rental of “economic properties” (i.e., middle class housing) owned by individuals non-taxable income. This benefit applies to a maximum of two properties per individual owner/lessor. However, properties acquired prior to 2010 are grandfathered and not subject to such maximum. Law No. 21,420 provides that such benefit only applies to individuals and would be limited to a maximum of two properties regardless of their acquisition date starting on January 1, 2023.

•	Services subject to VAT: currently, the VAT Law levies only activities listed in Article 20 No. 3 and No. 4 of the Income Tax Law and those listed in Article 8 of the VAT Law (e.g., commerce and industry). Law No. 21,420 provides that generally any service rendered from January 1, 2023 would be subject to VAT, unless a special exemption applies. However, certain services related to health, education and passenger transportation would continue to be exempt from VAT. This tax does not seek to affect those service providers that issue honorary receipts and those who render their services through professional companies.

•	Life insurance taxation: currently, income obtained by beneficiaries of certain life insurance policies is considered non-taxable income. Law No. 21,420 will impose the Inheritance and Gift Tax (Impuesto a la Herencia y Donaciones) to all payments arising from a life insurance policy purchased after the effective date of the publication of Law No. 21,420 in the Official Gazette.

•	Exclusion of the payment of the surtax on property owned by the Chilean Treasury and municipalities from the Territorial Tax: currently, in accordance with Law No. 21,210, the Chilean Treasury and municipalities must pay a land surtax on the properties that they own. Law No. 21,420 exempts the Chilean Treasury and municipalities from such surtax payment. This measure, as established in the Financial Report No. 163 issued by the Budget Department of the Ministry of Finance, would have a neutral fiscal impact because the lower tax revenues resulting from the exemption should be accompanied by a lower fiscal expenditure of an equivalent magnitude.

•	Elimination of the credit for investments in fixed assets for major companies: Article 33 bis of the Chilean Income Tax Law provides that taxpayers subject to Corporate Income Tax (Impuesto de Primera Categoría) that during the fiscal year acquire new fixed assets, finished construction or leased with purchase option, are entitled to apply a credit against such tax calculated between 4% and 6% based on the taxpayer's average annual sales. As from January 1, 2023, the credit will be eliminated for taxpayers whose average annual sales for the last three years exceeded 100,000 UF (U.S.$3,900,000 approximately).

•	Luxury goods tax: Law No. 21,420 incorporates a new annual tax at a rate of 2% on the current market price of certain goods considered luxury goods located within the national territory, such as (i) helicopters, private airplanes and yachts whose market value is higher than 122 UTA (Unidad Tributaria Annual) (U.S.$100,000 approximately), and (ii) automobiles, station wagons and similar vehicles whose market value is higher than 62 UTA (U.S.$50,000 approximately). Assets owned by the Treasury or Municipalities and those belonging to a company engaged in productive activities will not be affected, provided that they are effectively used and indispensable for the development of such activities. The tax will be accrued annually as of January 1 of each year, considering the assets owned by the taxpayer as of December 31 of the previous year.

Except as otherwise indicated above, all such measures will become effective as of April 4, 2022.

Mining

On February 4, 2022, Law No. 21,420 was published in the Official Gazette, which reduces or eliminates certain tax exemptions (see “Recent Developments - Taxation”), introducing amendments to various laws, and in particular to the Mining Code. These amendments will become effective as of February 4, 2023 and include, among others:

•	An increase in the amounts of the annual mining patent, in the case of the exploration concession, from 1/50 to 3/50 UTM (Unidad Tributaria Mensual) (equivalent to approximately Ps.55,000) per hectare, while in the case of the exploitation concession, the amount will be determined based on the years of validity of the concession, in amounts ranging from 4/10 UTM for the first five years of validity of the concession, up to 12 UTM as from the thirty-first year of validity of the concession.

•	The term of the exploration concession is increased from two to four years, eliminating the possibility of extension.

•	The holder of an expired exploration concession is prohibited from acquiring, by itself or through an intermediary, a new exploration concession that includes the area of such expired concession.

2022 Budget

When submitting the budget law for each year, the Ministry of Finance sets forth certain macroeconomic assumptions used to project government revenues and fiscal deficit, among others. These projections are updated and published quarterly in a public finances report (Informe de Finanzas Públicas, or the “IFP”).

The following table sets forth the macroeconomic assumptions underlying the latest 2022 budget estimate included in the IFP published on January 28, 2022:

2022 Budget Assumptions for Effective Balance

Updated 2022 Budget Assumptions(1)
Real GDP growth (% change compared to the prior year)	3.5
Real domestic demand growth (% change compared to the prior year)	2.6
CPI (% change December 2020/2021 compared to December 2021/2022, as applicable)	6.5
Annual average nominal exchange rate (Ps./US$1.00)	825
Annual average copper price (US$ cents per pound)	410

(1)	Updated in December 2021.

Source: Chilean Budget Office.

Due to the economic recovery after the crisis derived from the COVID-19 outbreak, the 2022 budget foresees the normalization of public spending in 2022. The central government revenues are projected to decrease by Ps.58.3 billion in 2022 (a 4.6% decrease in real terms when compared to the Ps.57.4 billion central government revenues registered in 2021). The central government expenditures are projected to amount to Ps.61.0 billion in 2022 (a 24.6% decrease in real terms when compared to the Ps.75.9 billion central government expenditures registered in 2021). As a result, the effective deficit for 2022 is projected to decrease to 2.8% of GDP (compared to 7.6% of GDP for 2021), while the central government’s gross debt is projected to increase to 38.7% of GDP in 2022 (compared to 36% of GDP in 2021).

While these projections might have been reasonable when formulated, they are subject to certain risks and uncertainties, including the potential effects of current events that are not reasonably foreseeable or known at this time, that could cause actual results to materially differ from those contemplated by these projections. Accordingly, the Republic gives no assurance that actual events will not materially differ from the information set forth above.

Environment

Sustainability-Linked Bond Framework

In February 2022, Chile adopted its sustainability-linked bond framework (the “SLB Framework”). The SLB Framework has been developed to be aligned with best sustainable practices and has been favorably evaluated by Sustainalytics, an independent and corporate governance research, ratings and analytics firm. Sustainalytics has indicated in a second party opinion delivered to the government that the SLB Framework is aligned with the International Capital Market Association’s Sustainability-Linked Bond Principles 2020, which have five core components: (i) selection of key performance indicators, (ii) calibration of sustainability performance targets, (iii) bond characteristics, (iv) reporting, and (v) verification. Additionally, Sustainalytics has indicated that it believes that the SLB Framework is aligned with Chile’s climate change and renewable energy policies, commitments and laws. Sustainalytics’ second party opinion is not, nor should be deemed to be, a recommendation to buy, sell or hold any securities.

Chile’s SLB Framework describes Chile’s sustainability strategy priorities and sets out goals with respect to two key performance indicators. The first key performance indicator relates to greenhouse emissions and the second to the share of non-conventional renewable energy generation in Chile’s National Electric System. Each key performance indicator has a related sustainability performance target, which includes events that must be achieved by certain date or dates. The sustainability performance target for the first key performance indicator comprises two events: achieving certain absolute annual greenhouse gas emissions of carbon dioxide equivalent by December 31, 2030, and certain maximum greenhouse gas emissions budget between January 1, 2020 and December 31, 2030. The sustainability performance target for the second key performance indicator also comprises two events: generating from non-conventional renewable sources certain percentage of the total electricity generated in Chile in the year ended December 31, 2028 and a higher percentage thereof in the year ended December 31, 2032. In its second-party opinion, Sustainalytics has indicated that the first key performance indicator is very strong and its sustainability performance target is ambitious, and that the second key performance indicator is strong and its sustainability performance target is very ambitious.

In the legal documentation of any bond issued pursuant to the SLB Framework, Chile will provide for financial implications, such as changes in the interest rates or premium payments, depending on whether Chile meets or fails to meet the applicable event or events included in the sustainability performance targets or if it fails to comply with certain reporting and verification obligations. Additionally, pursuant to the SLB Framework, Chile has committed to report its performance on the key performance indicators, which is expected to be independently reviewed and verified. Chile expects to publish the information about its performance on the key performance indicators and related verification on its website. Except as expressly set forth herein, the contents of any website and second party opinion referred to herein are not incorporated herein and do not form part hereof.

THE ECONOMY

Economic Performance Indicators

The following table sets forth changes in the Imacec, Mining Imacec and Non-mining Imacec for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec

(% change from same period in previous year)

	Imacec	Mining Imacec	Non-mining Imacec
2021
January	(2.9)	(2.1)	(2.7)
February	(1.9)	(6.2)	(1.1)
March	6.3	1.5	7.2
April	14.7	5.6	16.0
May	19.1	1.6	21.5
June	20.6	0.9	23.3
July	18.0	(1.9)	20.8
August	19.0	(2.3)	21.9
September	14.8	(7.9)	18.0
October	15.0	0.6	17.0
November	14.3	(0.3)	16.4
December	10.1	1.5	11.5

MONETARY AND FINANCIAL SYSTEM

Monetary and Exchange Rate Policy

Monetary Policy and Interest Rate Evolution

The following table sets forth the Chilean Central Bank’s average interest rates for 2022 (through January February 15, 2022).

Chilean Central Bank Average Interest Rates
(in %)

	BCP(1)(3)		BCU(2)(3)
Year	5 years	10 years	5 years	10 years	TPM
2022 (through February 15, 2022)	—	—	—	—	5.50

(1)	BCP: Peso-denominated Chilean Central Bank notes.

(2)	BCU: UF-denominated Chilean Central Bank notes.

(3)	BCU and BCP are part of the inflation-indexed and peso-denominated financial instruments issued by the Chilean Central Bank since September 2003. See “Monetary and Exchange Rate Policy—Monetary Policy and Interest Rate Evolution” in the Annual Report.

Source: Chilean Central Bank.

Inflation

The following table shows changes in the Consumer Price Index (“CPI”) and the Producer Price Index (“PPI”) for the period indicated.

Inflation

(% change from same period in 2020)

	CPI	PPI (1)
Twelve months ended December 31, 2021	7.2	31.5

(1) Manufacturing, mining and electricity, water and gas distribution industries.

Source:  CPI, Chilean Central Bank.  PPI, National Institute of Statistics

Money Supply

The evolution of Chile’s monetary base reflects private sector demand for monetary balances, which depend on economic growth, the alternative cost of money and inflation. Although the Chilean Central Bank does not seek to implement monetary supply controls, these variables are under continuous monitoring to protect the economy against any external shock.

The following tables set forth the monthly average monetary base and the average monetary aggregates as of the dates indicated:

Monetary Base(1)
(in billions of pesos)

As of January 31, 2022
Currency in circulation	14,889.0
Bank reserves	11,121.9
Monetary base	26,011.0

(1)	There are no demand deposits at the Chilean Central Bank.

Source: Chilean Central Bank.

Monetary Aggregates
(in billions of pesos)

As of January 31, 2022
Currency in circulation	14,889.0
Demand deposits at commercial banks	62,058.6
M1(1)	76,947.7
Total time and savings deposits at banks	84,931.6
Others	14,929.4
M2(2)	176,808.6
Foreign currency deposits at Chilean Central Bank	31,344.7
Documents of Chilean Central Bank	17,459.1
Letters of Credit	107.6
Private Bonds	31,403.1
Others	45,885.6
M3(3)	303,008.7

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.

(2)	M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one-year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).

(3)	M3: M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source: Chilean Central Bank.

PUBLIC SECTOR DEBT

As of January 31, 2022, Chile had the following global bonds outstanding:

•	2.250% US$427,707,000 Notes due October 30, 2022;

•	1.625% €1,641,550,000 Notes due January 30, 2025;

•	3.125% US$318,728,000 Notes due March 27, 2025;

•	1.750% €1,109,770,000 Notes due January 20, 2026;

•	3.125% US$709,316,000 Notes due January 21, 2026;

•	0.100% €1,000,000,000 Notes due January 26, 2027;

•	2.750% US$1,500,000,000 Notes due January 31, 2027;

•	3.240% US$2,000,000,000 Notes due February 6, 2028;

•	0.555% €918,000,000 Notes due January 21, 2029;

•	1.440% €709,103,000 Notes due February 1, 2029;

•	1.875% €1,490,765,000 Notes due May 27, 2030;

•	2.450% US$1,758,000,000 Notes due January 31, 2031;

•	0.830% €1,954,685,000 Notes due July 2, 2031;

•	2.550% US$1,500,000,000 January 27, 2032;

•	2.550% US$2,250,000,000 July 27, 2033;

•	3.500% US$1,500,000,000 Notes due January 31, 2034;

•	1.300% €750,000,000 July 26, 2036;

•	1.250% €1,269,017,000 Notes due January 29, 2040;

•	3.100% US$2,700,000,000 Notes due May 7, 2041;

•	3.625% US$407,620,000 Notes due October 30, 2042;

•	3.860% US$1,284,412,000 Notes due June 21, 2047;

•	3.500% US$2,318,357,000 Notes due January 25, 2050;

•	2.550% €1,250,000,000 Notes due January 22, 2051;

•	4.000% US$1,000,000,000 Notes due January 31, 2052;

•	3.500% US$1,500,000,000 Notes due April 15, 2053;

•	3.100% US$2,000,000,000 Notes due January 22, 2061; and

•	3.250% US$1,000,000,000 Notes due September 21, 2071.

Central Government Domestic Bonds

As of January 31, 2022, Chile had the following local bonds outstanding:

•	0.0% Ps. 590,000 million treasury bonds due March 25, 2022;

•	0.0% Ps. 320,000 million treasury bonds due April 15, 2022;

•	0.0% Ps. 590,000 million treasury bonds due June 17, 2022;

•	0.0% Ps. 590,000 million treasury bonds due July 22, 2022;

•	4.0% Ps.1,840,145 million treasury bonds due March 1, 2023;

•	0.0% Ps. 350,000 million treasury bonds due April 21, 2023;

•	0.0% Ps. 350,000 million treasury bonds due May 19, 2023;

•	0.0% Ps. 320,000 million treasury bonds due June 16, 2023;

•	0.0% Ps. 590,000 million treasury bonds due July 21, 2023;

•	6.0% Ps. 26,460 million treasury bonds due January 1, 2024;

•	5.80% Ps. 1,061,000 million treasury bonds due June 1, 2024;

•	2.5% Ps. 5,581,760 million treasury bonds due March 1, 2025;

•	4.5% Ps. 3,629,400 million treasury bonds due March 1, 2026;

•	5.0% Ps. 1,500,000 million treasury bonds due October 1, 2028;

•	2.3% Ps. 1,040,000 million treasury bonds due October 1, 2028;

•	4.7% Ps. 3,870,780 million treasury bonds due September 1, 2030;

•	6.0% Ps. 4,405 million treasury bonds due January 1, 2032;

•	2.8% Ps. 560,000 million treasury bonds due October 1, 2033;

•	6.0% Ps. 6,155 million treasury bonds due January 1, 2034;

•	5.0% Ps. 4,120,200 million treasury bonds due March 1, 2035;

•	6.0% Ps. 3,247,570 million treasury bonds due January 1, 2043;

•	5.1% Ps. 1,170,595 million treasury bonds due July 15, 2050;

•	1.3% UF 47,072.5 thousand treasury bonds due March 1, 2023;

•	4.5% UF 8,470 thousand treasury bonds due October 15, 2023;

•	3.0% UF 1,410 thousand treasury bonds due January 1, 2024;

•	4.5% UF 2,140 thousand treasury bonds due August 1, 2024;

•	0.0% UF 48,964 thousand treasury bonds due March 1, 2025;

•	2.6% UF 533 thousand treasury bonds due September 1, 2025;

•	1.5% UF 182,310 thousand treasury bonds due March 1, 2026;

•	3.0% UF 349 thousand treasury bonds due March 1, 2027;

•	3.0% UF 1,350 thousand treasury bonds due March 1, 2028;

•	0.0% UF 26,070 thousand treasury bonds due October 1, 2028;

•	3.0% UF 956 thousand treasury bonds due March 1, 2029;

•	3.0% UF 2,658 thousand treasury bonds due January 1, 2030;

•	1.9% UF 98,077.5 thousand treasury bonds due September 1, 2030;

•	3.0% UF 298 thousand treasury bonds due January 1, 2032;

•	0.0% UF 18,900 thousand treasury bonds due October 1, 2033;

•	3.0% UF 267.5 thousand treasury bonds due January 1, 2034;

•	2.0% UF 150,760 thousand treasury bonds due March 1, 2035;

•	3.0% UF 2,268.5 thousand treasury bonds due March 1, 2038;

•	3.0% UF 2,708 thousand treasury bonds due March 1, 2039;

•	3.0% UF 1,833 thousand treasury bonds due January 1, 2040;

•	3.0% UF 500.5 thousand treasury bonds due January 1, 2042;

•	3.0% UF 180,850 thousand treasury bonds due January 1, 2044; and

•	2.1% UF 31,081.5 thousand treasury bonds due July 15, 2050.